Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON OCTOBER 1, 2025

Dear Shareholder,

You are cordially invited to attend the rescheduled 2025 Annual General Meeting of Shareholders of Zapp Electric Vehicles Group Limited (“Zapp” or the “Company”), which will be held virtually on October 1, 2025, at 2 p.m. Greenwich Mean Time (10 a.m. U.S. Eastern Daylight Time), as follows:

Meeting webpage:  https://www.cstproxy.com/zappev/2025

Telephone access (listen-only):        Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 5898309#

We hope you will be able to attend.

At the meeting, you will be asked to consider and approve the proposals set forth below:

1.

As an ordinary resolution, to approve an increase of the Company’s authorised share capital, to be effective on a date to be determined by the Company's Board of Directors, from US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 each, to $500,000 divided into 250,000,000 ordinary shares having a nominal or par value of $0.002 each (the “Share Capital Increase”), having the rights and subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association adopted April 11, 2024 or as proposed to the adopted pursuant to Proposal 2 below.

2.

As a special resolution, that the existing Memorandum and Articles of Association of the Company adopted April 11, 2024 be replaced in their entirety with a new Memorandum and Articles of Association, reflecting the proposed Share Capital Increase, once approved.

You may also be asked to consider and transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof. As of the date of this letter, we have not received notice of any other matters that may be properly presented at the annual meeting.

Our Board of Directors unanimously recommends a vote “FOR” each of Proposal 1 and Proposal 2 above.

The Board of Directors of the Company has fixed September 12, 2025 as the record date for determining the shareholders of record entitled to receive notice of, attend, and vote at the meeting or any adjournment or postponement thereof.

[INTENTIONALLY BLANK]

Whether or not you plan to attend the virtual annual meeting, and regardless of the number of shares of Zapp that you own, it is important that your shares be represented at the annual meeting. You may cast your vote by completing the enclosed proxy card and returning it by mail or by utilizing the telephone or Internet voting systems described on the proxy card.

Thank you for your ongoing support of Zapp.

Sincerely,

/s/

Anthony Posawatz

Chairman of the Board of Directors

September 15, 2025

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